Exhibit 99.1

          3rd Quarter 2014 • Earnings News Release • Three and Nine months ended July 31, 2014

TD Bank Group Reports Third Quarter 2014 Results

This quarterly earnings news release should be read in conjunction with the Bank's unaudited Third Quarter 2014 Report to Shareholders for the three and nine months ended July 31, 2014, prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), which is available on our website at http://www.td.com/investor/. This analysis is dated August 27, 2014. Unless otherwise indicated, all amounts are expressed in Canadian dollars, and have been primarily derived from the Bank’s Annual or Interim Consolidated Financial Statements prepared in accordance with IFRS. Certain comparative amounts have been reclassified to conform to the presentation adopted in the current period. Additional information relating to the Bank is available on the Bank’s website at http://www.td.com, as well as on SEDAR at http://www.sedar.com and on the U.S. Securities and Exchange Commission’s (SEC) website at http://www.sec.gov (EDGAR filers section).

The Bank implemented new and amended standards under IFRS (New IFRS Standards and Amendments) which required retrospective application, effective the first quarter of fiscal 2014. As a result, certain comparative amounts have been restated. For more information refer to Note 2 of the Interim Consolidated Financial Statements.

Reported results conform to Generally Accepted Accounting Principles (GAAP), in accordance with IFRS. Adjusted measures are non-GAAP measures. Refer to the “How the Bank Reports” section of the Management’s Discussion and Analysis (MD&A) for an explanation of reported and adjusted results.

Effective the first quarter of 2014, the results of the Canadian wealth and insurance businesses are reported in the Canadian Retail segment, and the results of the U.S. wealth business, as well as the Bank’s investment in TD Ameritrade, are reported in the U.S. Retail segment. Segmented results prior to the first quarter of 2014 have been restated accordingly.

As previously announced on December 5, 2013, the Bank’s Board of Directors declared a stock dividend of one common share per each issued and outstanding common share on the payment date of January 31, 2014 (Stock Dividend). The effect on the Bank’s basic and diluted earnings per share has been presented as if the Stock Dividend was retrospectively applied to all comparative periods presented that occurred prior to the payment date of the Stock Dividend.

THIRD QUARTER FINANCIAL HIGHLIGHTS, compared with the third quarter a year ago:

•	Reported diluted earnings per share were $1.11, compared with $0.79.
•	Adjusted diluted earnings per share were $1.15, compared with $0.82.
•	Reported net income was $2,107 million, compared with $1,523 million.
•	Adjusted net income was $2,167 million, compared with $1,584 million.

YEAR-TO-DATE FINANCIAL HIGHLIGHTS, nine months ended July 31, 2014, compared with the corresponding period a year ago:

•	Reported diluted earnings per share were $3.22, compared with $2.61.
•	Adjusted diluted earnings per share were $3.29, compared with $2.77.
•	Reported net income was $6,137 million, compared with $5,024 million.
•	Adjusted net income was $6,265 million, compared with $5,321 million.

THIRD QUARTER ADJUSTMENTS (ITEMS OF NOTE)

The third quarter reported earnings figures included the following items of note:

•	Amortization of intangibles of $60 million after tax (3 cents per share), compared with $59 million after tax (3 cents per share) in the third quarter last year.
•	Integration charges of $27 million after tax (2 cents per share) relating to the acquisition of the credit card portfolio of MBNA Canada, compared with $24 million after tax (1 cent per share) in the third quarter last year.
•	A release of $19 million after tax (1 cent per share), due to the impact of the Alberta flood on the loan portfolio, compared with a loss of $48 million after tax (3 cents per share) in the third quarter last year.
•	A gain of $24 million after tax (1 cent per share), due to the change in fair value of derivatives hedging the reclassified available-for-sale securities portfolio, compared with a gain of $70 million after tax (4 cents per share) in the third quarter last year.
•	Set-up and conversion costs totalling $16 million after tax (1 cent per share) related to the affinity relationship with Aimia and the acquisition of 50% of CIBC’s existing Aeroplan Visa credit card accounts.

TORONTO, August 28, 2014 – TD Bank Group ("TD" or the "Bank") today announced its financial results for the third quarter ended July 31, 2014. Adjusted earnings were $2.2 billion, a 37% increase from the third quarter last year, reflecting strong earnings contributions from all business segments. Results from the third quarter in 2013 included additional charges taken in the insurance business.

"TD's third quarter was especially strong, even after taking into account the additional charges in our insurance business last year," said Ed Clark, Group President and Chief Executive Officer. "Our performance was fueled by good organic growth, support from recent acquisitions and continued favourable credit conditions. We're very pleased that we achieved these results, while at the same time maintaining our investments in future growth."

TD BANK GROUP • THIRD QUARTER 2014 • EARNINGS NEWS RELEASE	Page 2

Canadian Retail

Canadian Retail delivered net income of $1.4 billion for the third quarter, representing a 54% increase in adjusted earnings over the same quarter last year. This solid performance was driven by good loan and deposit growth, good credit quality, Aeroplan contribution, higher wealth assets, and very strong operating leverage. Insurance earnings reflected a significant rebound from last year when the business was affected by a combination of severe weather-related impacts and increased general insurance claims.

"Canadian Retail delivered a strong third quarter with all business lines contributing," said Tim Hockey, Group Head, Canadian Banking, Auto Finance and Wealth Management. "We were once again recognized as an industry leader in customer service and we will continue to focus on increasing our market share, driving efficiency and delivering industry-leading comfort and convenience through strategic investments in the business."

U.S. Retail

U.S. Retail generated net income of US$518 million, an increase of 4% compared with the third quarter last year. Excluding the Bank's investment in TD Ameritrade, the segment generated net income of US$449 million, an increase of 4%. Earnings were driven by strong organic growth, expense management, and improved asset quality, partially offset by lower gains on sales of securities.

TD Ameritrade contributed US$69 million in earnings to the segment, an increase of 1% compared with the third quarter last year.

"U.S. Retail continued to deliver on our organic growth strategy," said Mike Pedersen, Group Head, U.S. Banking. "Customer acquisition and deposit and lending growth were strong, with business lending especially good in the third quarter. The U.S. banking environment continues to face headwinds, but we remain focused on building the franchise and delivering legendary customer experiences."

Wholesale Banking

Wholesale Banking net income for the quarter was $216 million, an increase of 46% compared with the third quarter last year. The increase in earnings was primarily due to broad-based revenue growth across core businesses and favourable credit quality, partially offset by higher non-interest expenses.

"We are pleased with our earnings this quarter, which saw good origination, robust capital markets, and trading activity," said Bob Dorrance, Group Head, Wholesale Banking. "We will continue to attract new clients and expand existing relationships, and manage risks and expenses for the remainder of 2014."

Capital

TD's Common Equity Tier 1 Capital ratio on a Basel III fully phased-in basis was 9.3%, compared with 9.2% last quarter.

Conclusion

"These results exemplify the many strengths of TD: our franchise-driven model, relentless focus on the customer, and ability to grow our North American platform," said Clark. "Our exceptional team remains committed to making us the Better Bank for all of our stakeholders."

The foregoing contains forward-looking statements. Please see the “Caution Regarding Forward-Looking Statements” on page 3.

TD BANK GROUP • THIRD QUARTER 2014 • EARNINGS NEWS RELEASE	Page 3

Caution Regarding Forward-Looking Statements

From time to time, the Bank makes written and/or oral forward-looking statements, including in this document, in other filings with Canadian regulators or the U.S. Securities and Exchange Commission (SEC), and in other communications. In addition, representatives of the Bank may make forward-looking statements orally to analysts, investors, the media and others. All such statements are made pursuant to the “safe harbour” provisions of, and are intended to be forward-looking statements under, applicable Canadian and U.S. securities legislation, including the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to, statements made in this document, the 2013 Management’s Discussion and Analysis (“2013 MD&A”) under the headings “Economic Summary and Outlook”, for each business segment “Business Outlook and Focus for 2014” and in other statements regarding the Bank’s objectives and priorities for 2014 and beyond and strategies to achieve them, and the Bank’s anticipated financial performance. Forward-looking statements are typically identified by words such as “will”, “should”, “believe”, “expect”, “anticipate”, “intend”, “estimate”, “plan”, “may”, and “could”.

By their very nature, these forward-looking statements require the Bank to make assumptions and are subject to inherent risks and uncertainties, general and specific. Especially in light of the uncertainty related to the physical, financial, economic, political, and regulatory environments, such risks and uncertainties – many of which are beyond the Bank’s control and the effects of which can be difficult to predict – may cause actual results to differ materially from the expectations expressed in the forward-looking statements. Risk factors that could cause such differences include: credit, market (including equity, commodity, foreign exchange, and interest rate), liquidity, operational (including technology), reputational, insurance, strategic, regulatory, legal, environmental, capital adequacy, and other risks. Examples of such risk factors include the general business and economic conditions in the regions in which the Bank operates; disruptions in or attacks (including cyber attacks) on the Bank’s information technology, internet, network access or other voice or data communications systems or services; the evolution of various types of fraud to which the Bank is exposed; the failure of third parties to comply with their obligations to the Bank or its affiliates relating to the care and control of information; the impact of recent legislative and regulatory developments; the overall difficult litigation environment, including in the U.S.; increased competition including through internet and mobile banking; changes to the Bank’s credit ratings; changes in currency and interest rates; increased funding costs for credit due to market illiquidity and competition for funding; and the occurrence of natural and unnatural catastrophic events and claims resulting from such events. The Bank cautions that the preceding list is not exhaustive of all possible risk factors and other factors could also adversely affect the Bank’s results. For more detailed information, please see the “Risk Factors and Management” section of the 2013 MD&A, as may be updated in subsequently filed quarterly reports to shareholders and news releases (as applicable) related to any transactions discussed under the heading “Significant Events” in the relevant MD&A, which applicable releases may be found on www.td.com. All such factors should be considered carefully, as well as other uncertainties and potential events, and the inherent uncertainty of forward-looking statements, when making decisions with respect to the Bank and the Bank cautions readers not to place undue reliance on the Bank’s forward-looking statements.

Material economic assumptions underlying the forward-looking statements contained in this document are set out in the 2013 MD&A under the headings “Economic Summary and Outlook”, and for each business segment, “Business Outlook and Focus for 2014”, each as updated in subsequently filed quarterly reports to shareholders.

Any forward-looking statements contained in this document represent the views of management only as of the date hereof and are presented for the purpose of assisting the Bank’s shareholders and analysts in understanding the Bank’s financial position, objectives and priorities and anticipated financial performance as at and for the periods ended on the dates presented, and may not be appropriate for other purposes. The Bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on its behalf, except as required under applicable securities legislation.

This document was reviewed by the Bank’s Audit Committee and was approved by the Bank’s Board of Directors, on the Audit Committee’s recommendation, prior to its release.

TD BANK GROUP • THIRD QUARTER 2014 • EARNINGS NEWS RELEASE	Page 4

TABLE 1: FINANCIAL HIGHLIGHTS
(millions of Canadian dollars, except as noted)	For the three months ended			For the nine months ended
	July 31	April 30	July 31	July 31	July 31
	2014	2014	2013	2014	2013
Results of operations
Total revenue	$7,509	$7,435	$7,085	$22,509	$20,259
Provision for credit losses	338	392	477	1,186	1,279
Insurance claims and related expenses	771	659	1,140	2,113	2,345
Non-interest expenses	4,040	4,029	3,771	12,165	10,905
Net income – reported	2,107	1,988	1,523	6,137	5,024
Net income – adjusted[1]	2,167	2,074	1,584	6,265	5,321
Return on common equity – reported	16.3%	15.9%	12.8%	16.3%	14.4%
Return on common equity – adjusted[2]	16.8	16.6	13.3	16.6	15.3
Financial position
Total assets	$921,750	$896,468	$834,730	$921,750	$834,730
Total equity	54,755	53,769	50,147	54,755	50,147
Total Common Equity Tier 1 (CET1) Capital risk-weighted assets[3,4]	316,716	313,238	283,521	316,716	283,521
Financial ratios
Efficiency ratio – reported	53.8%	54.2%	53.2%	54.0%	53.8%
Efficiency ratio – adjusted[1]	52.3	52.8	52.4	52.5	52.1
Common Equity Tier 1 Capital ratio[3]	9.3	9.2	8.9	9.3	8.9
Tier 1 Capital ratio[3]	11.0	10.9	11.0	11.0	11.0
Provision for credit losses as a % of net average loans and
acceptances[5]	0.28	0.35	0.43	0.34	0.39
Common share information – reported (dollars)
Per share earnings
Basic	$1.12	$1.05	$0.79	$3.23	$2.61
Diluted	1.11	1.04	0.79	3.22	2.61
Dividends per share	0.47	0.47	0.40	1.37	1.19
Book value per share	27.48	27.14	24.60	27.48	24.60
Closing share price	57.02	52.73	43.28	57.02	43.28
Shares outstanding (millions)
Average basic	1,840.2	1,838.9	1,842.8	1,838.1	1,839.4
Average diluted	1,846.5	1,844.8	1,848.1	1,844.3	1,847.0
End of period	1,841.6	1,841.7	1,839.7	1,841.6	1,839.7
Market capitalization (billions of Canadian dollars)	$105.0	$97.1	$79.6	$105.0	$79.6
Dividend yield	3.3%	3.5%	3.7%	3.4%	3.8%
Dividend payout ratio	42.0	45.0	51.1	42.3	45.7
Price-earnings ratio	14.0	14.1	12.6	14.0	12.6
Common share information – adjusted (dollars)[1]
Per share earnings
Basic	$1.15	$1.09	$0.82	$3.30	$2.78
Diluted	1.15	1.09	0.82	3.29	2.77
Dividend payout ratio	40.9%	43.1%	49.1%	41.5%	43.0%
Price-earnings ratio	13.4	13.5	11.8	13.4	11.8
1	Adjusted measures are non-GAAP measures. Refer to the “How the Bank Reports” section for an explanation of reported and adjusted results.
2	Adjusted return on common equity is a non-GAAP financial measure. Refer to the “Return on Common Equity” section for an explanation.
3	Prior to the first quarter of 2014, amounts have not been adjusted to reflect the impact of the New IFRS Standards and Amendments.
4	Effective the third quarter of 2014, each capital ratio has its own risk-weighted asset (RWA) measure due to the Office of the Superintendent of Financial Institutions (OSFI) prescribed scalar for inclusion of the Credit Valuation Adjustment (CVA). For the third quarter of 2014, the scalars for inclusion of CVA for CET1, Tier 1 and Total Capital RWA were 57%, 65% and 77% respectively.
5	Excludes acquired credit-impaired loans and debt securities classified as loans. For additional information on acquired credit-impaired loans, see the “Credit Portfolio Quality” section of this document and Note 5 to the Interim Consolidated Financial Statements. For additional information on debt securities classified as loans, see the “Exposure to Non-Agency Collateralized Mortgage Obligations” discussion and tables in the “Credit Portfolio Quality” section of this document and Note 5 to the Interim Consolidated Financial Statements.

TD BANK GROUP • THIRD QUARTER 2014 • EARNINGS NEWS RELEASE	Page 5

HOW WE PERFORMED

How the Bank Reports

The Bank prepares its Interim Consolidated Financial Statements in accordance with IFRS, the current GAAP, and refers to results prepared in accordance with IFRS as “reported” results. The Bank also utilizes non-GAAP financial measures to arrive at “adjusted” results to assess each of its businesses and to measure the overall Bank performance. To arrive at adjusted results, the Bank removes “items of note”, net of income taxes, from reported results. The items of note relate to items which management does not believe are indicative of underlying business performance. The Bank believes that adjusted results provide the reader with a better understanding of how management views the Bank’s performance. The items of note are listed in the table on the following page. As explained, adjusted results are different from reported results determined in accordance with IFRS. Adjusted results, items of note, and related terms used in this document are not defined terms under IFRS and, therefore, may not be comparable to similar terms used by other issuers. The Bank implemented New IFRS Standards and Amendments which required retrospective application, effective the first quarter of fiscal 2014. As a result, certain comparative amounts have been restated. For more information refer to Note 2 of the Interim Consolidated Financial Statements in this document.

TABLE 2: OPERATING RESULTS – REPORTED
(millions of Canadian dollars)	For the three months ended			For the nine months ended
	July 31	April 30	July 31	July 31	July 31
	2014	2014	2013	2014	2013
Net interest income	$4,435	$4,391	$4,145	$13,127	$11,891
Non-interest income	3,074	3,044	2,940	9,382	8,368
Total revenue	7,509	7,435	7,085	22,509	20,259
Provision for credit losses	338	392	477	1,186	1,279
Insurance claims and related expenses	771	659	1,140	2,113	2,345
Non-interest expenses	4,040	4,029	3,771	12,165	10,905
Income before income taxes and equity in net income
of an investment in associate	2,360	2,355	1,697	7,045	5,730
Provision for income taxes	330	447	249	1,142	897
Equity in net income of an investment in associate, net of income taxes	77	80	75	234	191
Net income – reported	2,107	1,988	1,523	6,137	5,024
Preferred dividends	25	40	38	111	136
Net income available to common shareholders and
non-controlling interests in subsidiaries	$2,082	$1,948	$1,485	$6,026	$4,888
Attributable to:
Non-controlling interests	$27	$26	$26	$80	$78
Common shareholders	2,055	1,922	1,459	5,946	4,810

TD BANK GROUP • THIRD QUARTER 2014 • EARNINGS NEWS RELEASE	Page 6

The following table provides a reconciliation between the Bank’s adjusted and reported results.

TABLE 3: NON-GAAP FINANCIAL MEASURES – RECONCILIATION OF ADJUSTED TO REPORTED NET INCOME
(millions of Canadian dollars)	For the three months ended			For the nine months ended
	July 31	April 30	July 31	July 31	July 31
	2014	2014	2013	2014	2013
Operating results – adjusted
Net interest income	$4,435	$4,391	$4,145	$13,127	$11,891
Non-interest income[1]	3,047	3,044	2,858	9,102	8,280
Total revenue	7,482	7,435	7,003	22,229	20,171
Provision for credit losses[2]	363	392	412	1,211	1,214
Insurance claims and related expenses	771	659	1,140	2,113	2,345
Non-interest expenses[3]	3,912	3,922	3,669	11,675	10,500
Income before income taxes and equity in net income of an
investment in associate	2,436	2,462	1,782	7,230	6,112
Provision for income taxes[4]	359	481	287	1,239	1,023
Equity in net income of an investment in associate, net of income taxes[5]	90	93	89	274	232
Net income – adjusted	2,167	2,074	1,584	6,265	5,321
Preferred dividends	25	40	38	111	136
Net income available to common shareholders and
non-controlling interests in subsidiaries – adjusted	2,142	2,034	1,546	6,154	5,185
Attributable to:
Non-controlling interests in subsidiaries, net of income taxes	27	26	26	80	78
Net income available to common shareholders – adjusted	2,115	2,008	1,520	6,074	5,107
Adjustments for items of note, net of income taxes
Amortization of intangibles[6]	(60)	(63)	(59)	(184)	(173)
Integration charges relating to the acquisition of the credit card portfolio of
MBNA Canada[7]	(27)	(23)	(24)	(71)	(78)
Impact of Alberta flood on the loan portfolio[8]	19	–	(48)	19	(48)
Fair value of derivatives hedging the reclassified available-for-sale
securities portfolio[9]	24	–	70	43	72
Set-up, conversion and other one-time costs related to affinity relationship
with Aimia and acquisition of Aeroplan Visa credit card accounts[10]	(16)	–	–	(131)	–
Gain on sale of TD Waterhouse Institutional Services[11]	–	–	–	196	–
Litigation and litigation-related charge/reserve[12]	–	–	–	–	(70)
Total adjustments for items of note	(60)	(86)	(61)	(128)	(297)
Net income available to common shareholders – reported	$2,055	$1,922	$1,459	$5,946	$4,810
1	Adjusted non-interest income excludes the following items of note: third quarter 2014 – $27 million gain due to change in fair value of derivatives hedging the reclassified available-for-sale (AFS) securities portfolio, as explained in footnote 9; first quarter 2014 – $22 million gain due to change in fair value of derivatives hedging the reclassified AFS securities portfolio; $231 million gain due to the sale of TD Waterhouse Institutional Services, as explained in footnote 11; third quarter 2013 – $82 million gain due to change in fair value of derivatives hedging the reclassified AFS securities portfolio; second quarter 2013 – $25 million loss due to change in fair value of derivatives hedging the AFS securities portfolio; first quarter 2013 – $31 million gain due to change in fair value of derivatives hedging the reclassified AFS securities portfolio.
2	Adjusted provision for credit losses (PCL) excludes the following items of note: third quarter 2014 – $25 million release of the provision for the impact of the Alberta flood on the loan portfolio, as explained in footnote 8; fourth quarter 2013 – $40 million release of the provision for the impact of the Alberta flood on the loan portfolio; third quarter 2013 – $65 million due to the provision for the impact of the Alberta flood on the loan portfolio.
[3]	Adjusted non-interest expenses excludes the following items of note: third quarter 2014 – $70 million amortization of intangibles, as explained in footnote 6; $36 million of integration charges relating to the acquisition of the credit card portfolio of MBNA Canada, as explained in footnote 7; $22 million of costs in relation to the affinity relationship with Aimia and acquisition of Aeroplan Visa credit card accounts, as explained in footnote 10; second quarter 2014 – $75 million amortization of intangibles; $32 million of integration charges relating to the acquisition of the credit card portfolio of MBNA Canada; first quarter 2014 – $71 million amortization of intangibles; $28 million of integration charges relating to the acquisition of the credit card portfolio of MBNA Canada; $156 million of costs in relation to the affinity relationship with Aimia and acquisition of Aeroplan Visa credit card accounts; third quarter 2013 – $69 million amortization of intangibles; $33 million of integration charges and direct transaction costs relating to the acquisition of the credit card portfolio of MBNA Canada; second quarter 2013 – $67 million amortization of intangibles; $41 million of integration charges and direct transaction costs relating to the acquisition of the credit card portfolio of MBNA Canada; first quarter 2013 – $66 million amortization of intangibles; $32 million of integration charges relating to the acquisition of the credit card portfolio of MBNA Canada; $97 million of litigation and litigation-related charges, as explained in footnote 12.
4	For reconciliation between reported and adjusted provision for income taxes, see the “Non-GAAP Financial Measures – Reconciliation of Reported to Adjusted Provision for Income Taxes” table in the “Income Taxes” section of this document.
5	Adjusted equity in net income of an investment in associate excludes the following items of note: third quarter 2014 – $13 million amortization of intangibles, as explained in footnote 6; second quarter 2014 – $13 million amortization of intangibles; first quarter 2014 – $14 million amortization of intangibles; third quarter 2013 – $14 million amortization of intangibles; second quarter 2013 – $14 million amortization of intangibles; first quarter 2013 – $13 million amortization of intangibles.
6	Amortization of intangibles relate primarily to the TD Banknorth acquisition in 2005 and its privatization in 2007, the acquisitions by TD Banknorth of Hudson United Bancorp in 2006 and Interchange Financial Services in 2007, the Commerce acquisition in 2008, the amortization of intangibles included in equity in net income of TD Ameritrade, the acquisition of the credit card portfolios of MBNA Canada in 2012, the acquisition of Target Corporation’s U.S. credit card portfolio in 2013, the Epoch Investment Partners, Inc. acquisition in 2013, and to the acquired Aeroplan credit card portfolio in 2014. Amortization of software is recorded in amortization of intangibles; however, amortization of software is not included for purposes of items of note, which only includes amortization of intangibles acquired as a result of asset acquisitions and business combinations.
7	As a result of the acquisition of the credit card portfolio of MBNA Canada, as well as certain other assets and liabilities, the Bank incurred integration charges. Integration charges consist of costs related to information technology, employee retention, external professional consulting charges, marketing (including customer communication and rebranding), integration-related travel, employee severance costs, consulting, and training. The Bank’s integration charges related to the MBNA acquisition were higher than what were anticipated when the transaction was first announced. The elevated spending was primarily due to additional costs incurred (other than the amounts capitalized) to build out technology platforms for the business. Integration charges related to this acquisition were incurred by the Canadian Retail segment.
8	In the third quarter of 2013, the Bank recorded a provision for credit losses of $65 million ($48 million after tax) for residential loan losses from Alberta flooding. In the fourth quarter of 2013, a provision of $40 million ($29 million after tax) was released. In the third quarter of 2014, the Bank released the remaining provision of $25 million ($19 million after tax). The release of the remaining provision reflects low levels of delinquency and impairments to date, as well as a low likelihood of future material losses within the portfolio.
9	During 2008, as a result of deterioration in markets and severe dislocation in the credit market, the Bank changed its trading strategy with respect to certain trading debt securities. Since the Bank no longer intended to actively trade in these debt securities, the Bank reclassified these debt securities from trading to the available-for-sale category effective August 1, 2008. As part of the Bank’s trading strategy, these debt securities are economically hedged, primarily with CDS and interest rate swap contracts. This includes foreign exchange translation exposure related to the debt securities portfolio and the derivatives hedging it. These derivatives are not eligible for reclassification and are recorded on a fair value basis with changes in fair value recorded in the period’s earnings. Management believes that this asymmetry in the accounting treatment between derivatives and the reclassified debt securities results in volatility in earnings from period to period that is not indicative of the economics of the underlying business performance in Wholesale Banking. The Bank may from time to time replace securities within the portfolio to best utilize the initial, matched fixed term funding. As a result, the derivatives are accounted for on an accrual basis in Wholesale Banking and the gains and losses related to the derivatives in excess of the accrued amounts are reported in the Corporate segment. Adjusted results of the Bank exclude the gains and losses of the derivatives in excess of the accrued amount.
10	On December 27, 2013, the Bank acquired approximately 50% of the existing Aeroplan credit card portfolio from the Canadian Imperial Bank of Commerce (CIBC) and on January 1, 2014, the Bank became the primary issuer of Aeroplan Visa credit cards. The Bank incurred program set-up, conversion and other one-time costs related to the acquisition of the cards and related affinity agreement, consisting of information technology, external professional consulting, marketing, training, and program management as well as a commercial subsidy payment of $127 million ($94 million after tax) payable to CIBC. These costs are included as an item of note in the Canadian Retail segment.

TD BANK GROUP • THIRD QUARTER 2014 • EARNINGS NEWS RELEASE	Page 7

11	On November 12, 2013, TD Waterhouse Canada Inc., a subsidiary of the Bank, completed the sale of the Bank’s institutional services business, known as TD Waterhouse Institutional Services, to a subsidiary of National Bank of Canada. The transaction price was $250 million in cash, subject to certain price adjustment mechanisms which were settled in the third quarter of 2014. On the transaction date, a gain of $196 million after tax was recorded in the Corporate segment in other income. The gain is not considered to be in the normal course of business for the Bank.
12	As a result of certain adverse judgments and settlements in the U.S. in 2012, and after continued evaluation of this portfolio of cases and reassessment of the existing litigation provision throughout fiscal year 2013, the Bank took prudent steps to determine, in accordance with applicable accounting standards, that additional litigation and litigation-related charges of $97 million ($70 million after tax) were required as a result of developments and settlements reached in fiscal 2013.

TABLE 4: RECONCILIATION OF REPORTED TO ADJUSTED EARNINGS PER SHARE (EPS)[1]
(Canadian dollars)	For the three months ended			For the nine months ended
	July 31	April 30	July 31	July 31	July 31
	2014	2014	2013	2014	2013
Basic earnings per share – reported	$1.12	$1.05	$0.79	$3.23	$2.61
Adjustments for items of note[2]	0.03	0.04	0.03	0.07	0.17
Basic earnings per share – adjusted	$1.15	$1.09	$0.82	$3.30	$2.78

Diluted earnings per share – reported	$1.11	$1.04	$0.79	$3.22	$2.61
Adjustments for items of note[2]	0.04	0.05	0.03	0.07	0.16
Diluted earnings per share – adjusted	$1.15	$1.09	$0.82	$3.29	$2.77
1	EPS is computed by dividing net income available to common shareholders by the weighted-average number of shares outstanding during the period.
2	For explanation of items of note, see the “Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income” table in the “How We Performed” section of this document.

TABLE 5: NON-GAAP FINANCIAL MEASURES – RECONCILIATION OF REPORTED TO ADJUSTED PROVISION FOR INCOME TAXES
(millions of Canadian dollars, except as noted)	For the three months ended			For the nine months ended
	July 31	April 30	July 31	July 31	July 31
	2014	2014	2013	2014	2013
Provision for income taxes – reported	$330	$447	$249	$1,142	$897
Adjustments for items of note: Recovery of (provision for)
income taxes[1,2]
Amortization of intangibles	23	25	24	72	70
Integration charges relating to the acquisition of the credit card
portfolio of MBNA Canada	9	9	9	25	28
Impact of Alberta flood on the loan portfolio	(6)	–	17	(6)	17
Fair value of derivatives hedging the reclassified
available-for-sale securities portfolio	(3)	–	(12)	(6)	(16)
Set-up, conversion and other one-time costs related to affinity relationship with Aimia and acquisition of Aeroplan Visa
credit card accounts	6	–	–	47	–
Gain on sale of TD Waterhouse Institutional Services	–	–	–	(35)	–
Litigation and litigation-related charge/reserve	–	–	–	–	27
Total adjustments for items of note	29	34	38	97	126
Provision for income taxes – adjusted	$359	$481	$287	$1,239	$1,023
Effective income tax rate – adjusted[3]	14.7%	19.5%	16.1%	17.1%	16.7%
1	For explanations of items of note, see the “Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income” table in the “How We Performed” section of this document.
2	The tax effect for each item of note is calculated using the effective statutory income tax rate of the applicable legal entity.
3	Adjusted effective income tax rate is the adjusted provision for income taxes before other taxes as a percentage of adjusted net income before taxes.

Return on Common Equity

The Bank’s methodology for allocating capital to its business segments is aligned with the common equity capital requirements under Basel III. Beginning November 1, 2013, capital allocated to the business segments is based on 8% CET1 which includes an additional allocation charge of 1% of risk-weighted assets (RWA) to account for the Office of the Superintendent of Financial Institutions Canada (OSFI) common equity capital surcharge for Domestic Systemically Important Banks (D-SIBs), resulting in a CET1 Capital ratio minimum requirement of 8% effective January 1, 2016. The return measures for business segments reflect a return on common equity methodology.

Adjusted return on common equity (ROE) is adjusted net income available to common shareholders as a percentage of average common equity.

Adjusted ROE is a non-GAAP financial measure as it is not a defined term under IFRS. Readers are cautioned that earnings and other measures adjusted to a basis other than IFRS do not have standardized meanings under IFRS and, therefore, may not be comparable to similar terms used by other issuers.

TABLE 6: RETURN ON COMMON EQUITY
(millions of Canadian dollars, except as noted)		For the three months ended		For the nine months ended
	July 31	April 30	July 31	July 31	July 31
	2014	2014	2013	2014	2013
Average common equity	$49,897	$49,480	$45,359	$48,902	$44,537
Net income available to common shareholders
– reported	2,055	1,922	1,459	5,946	4,810
Items of note impacting income, net of income taxes[1]	60	86	61	128	297
Net income available to common shareholders
– adjusted	2,115	2,008	1,520	6,074	5,107
Return on common equity – adjusted	16.8%	16.6%	13.3%	16.6%	15.3%
1	For explanations of items of note, see the “Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income” table in the “How We Performed” section of this document.

TD BANK GROUP • THIRD QUARTER 2014 • EARNINGS NEWS RELEASE	Page 8

SIGNIFICANT EVENTS IN 2014

Disposal of TD Waterhouse Institutional Services

On November 12, 2013, TD Waterhouse Canada Inc., a subsidiary of the Bank, completed the sale of the Bank’s institutional services business, known as TD Waterhouse Institutional Services, to a subsidiary of National Bank of Canada. The transaction price was $250 million in cash, subject to certain price adjustment mechanisms. A pre-tax gain of $231 million was recorded in the Corporate segment in other income in the first quarter of 2014, and an additional pre-tax gain of $10 million was recorded in other income upon the settlement of the price adjustment mechanisms in the third quarter of 2014.

Acquisition of certain CIBC Aeroplan Credit Card Accounts

On December 27, 2013, the Bank, Aimia Inc. (Aimia), and the Canadian Imperial Bank of Commerce (CIBC) closed a transaction under which the Bank acquired approximately 50% of CIBC’s existing Aeroplan credit card portfolio, which primarily included accounts held by customers who did not have an existing retail banking relationship with CIBC. The Bank accounted for the purchase as an asset acquisition. The results of the acquisition have been recorded in the Canadian Retail segment.

The Bank acquired approximately 540,000 cardholder accounts with an outstanding balance of $3.3 billion at a price of par plus $50 million less certain adjustments for total cash consideration of $3.3 billion. At the date of acquisition, the Bank recorded the credit card receivables acquired at their fair value of $3.2 billion and an intangible asset for the purchased credit card relationships of $149 million. The purchase price is subject to refinement based on final purchase consideration adjustments.

In connection with the purchase agreement, the Bank agreed to pay CIBC a further $127 million under a commercial subsidy agreement. This payment was recognized as a non-interest expense in the first quarter of 2014.

TD BANK GROUP • THIRD QUARTER 2014 • EARNINGS NEWS RELEASE	Page 9

HOW OUR BUSINESSES PERFORMED

Effective November 1, 2013, the Bank revised its reportable segments and, for management reporting purposes, reports its results under three key business segments: Canadian Retail, which includes the results of the Canadian personal and commercial banking businesses, Canadian credit cards, TD Auto Finance Canada, and Canadian wealth and insurance businesses; U.S. Retail, which includes the results of the U.S. personal and commercial banking businesses, U.S. credit cards, TD Auto Finance U.S., U.S. wealth business, and the Bank’s investment in TD Ameritrade; and Wholesale Banking. The Bank’s other activities are grouped into the Corporate segment. The prior period segmented results have been restated accordingly.

Effective December 27, 2013, and January 1, 2014, the results of the acquired Aeroplan credit card portfolio and the results of the related affinity relationship with Aimia Inc. (collectively, “Aeroplan”) are reported in the Canadian Retail segment. Effective March 27, 2013, the results of the acquisition of Epoch Investment Partners, Inc. (Epoch) are reported in the U.S. Retail segment. Effective March 13, 2013, results of the acquisition of the credit card portfolio of Target Corporation and related program agreement (collectively, "Target") are reported in the U.S. Retail segment.

Results of each business segment reflect revenue, expenses, assets, and liabilities generated by the businesses in that segment. The Bank measures and evaluates the performance of each segment based on adjusted results where applicable, and for those segments the Bank indicates that the measure is adjusted. Net income for the operating business segments is presented before any items of note not attributed to the operating segments. For further details, see the “How the Bank Reports” section, the “Business Focus” section in the 2013 MD&A, and Note 31 to the Bank’s Consolidated Financial Statements for the year ended October 31, 2013. For information concerning the Bank’s measure of adjusted return on average common equity, which is a non-GAAP financial measure, see the “How We Performed” section of this document.

Net interest income within Wholesale Banking is calculated on a taxable equivalent basis (TEB), which means that the value of non-taxable or tax-exempt income, including dividends, is adjusted to its equivalent before-tax value. Using TEB allows the Bank to measure income from all securities and loans consistently and makes for a more meaningful comparison of net interest income with similar institutions. The TEB increase to net interest income and provision for income taxes reflected in Wholesale Banking results are reversed in the Corporate segment. The TEB adjustment for the quarter was $131 million, compared with $80 million in the third quarter last year, and $106 million in the prior quarter.

TABLE 7: CANADIAN RETAIL
(millions of Canadian dollars, except as noted)		For the three months ended		For the nine months ended
	July 31	April 30	July 31	July 31	July 31
	2014	2014	2013	2014	2013
Net interest income	$2,436	$2,322	$2,269	$7,103	$6,624
Non-interest income	2,498	2,356	2,219	7,138	6,561
Total revenue	4,934	4,678	4,488	14,241	13,185
Provision for credit losses	228	238	216	696	705
Insurance claims and related expenses	771	659	1,140	2,113	2,345
Non-interest expenses – reported	2,076	2,019	1,934	6,214	5,722
Non-interest expenses – adjusted	2,018	1,987	1,901	5,940	5,616
Net income – reported	1,400	1,326	910	3,930	3,332
Adjustments for items of note, net of income taxes[1]
Integration charges relating to the acquisition of the credit card
portfolio of MBNA Canada	27	23	24	71	78
Set-up, conversion and other one-time costs related to affinity relationship with Aimia and acquisition of Aeroplan Visa
credit card accounts	16	–	–	131	–
Net income – adjusted	$1,443	$1,349	$934	$4,132	$3,410

Selected volumes and ratios
Return on common equity – reported	43.4%	43.0%	32.8%	42.0%	41.2%
Return on common equity – adjusted	44.7	43.7	33.7	44.1	42.2
Margin on average earning assets (including securitized assets)	2.98	2.97	2.94	2.96	2.92
Efficiency ratio – reported	42.1	43.2	43.1	43.6	43.4
Efficiency ratio – adjusted	40.9	42.5	42.4	41.7	42.6
Number of Canadian retail branches	1,164	1,174	1,169	1,164	1,169
Average number of full-time equivalent staff[2]	39,429	39,171	39,604	39,293	39,568
1	For explanations of items of note, see the “Non-GAAP Financial Measures − Reconciliation of Adjusted to Reported Net Income” table in the “How We Performed” section of this document.
2	In the first quarter of 2014, the Bank conformed to a standardized definition of full-time equivalent staff across all segments. The definition includes, among other things, hours for overtime and contractors as part of its calculations. Results for periods prior to the first quarter of 2014 have not been restated.

Quarterly comparison – Q3 2014 vs. Q3 2013

Canadian Retail net income for the quarter on a reported basis was $1,400 million, an increase of $490 million, or 54%, compared with the third quarter last year. Adjusted net income for the quarter was $1,443 million, an increase of $509 million, or 54%, compared with the third quarter last year. The increase in adjusted earnings was primarily due to good loan and deposit volume growth, higher wealth assets under management, the addition of Aeroplan and a significant rebound in insurance earnings due to additional losses last year as a result of strengthened reserves for general insurance automobile claims and claims resulting from severe weather-related events. The reported annualized return on common equity for the quarter was 43.4%, while the adjusted annualized return on common equity was 44.7%, compared with 32.8% and 33.7%, respectively, in the third quarter last year.

Canadian Retail revenue is derived from the Canadian personal and commercial banking businesses, Canadian credit cards, TD Auto Finance Canada, and Canadian wealth and insurance businesses. Revenue for the quarter was $4,934 million, an increase of $446 million, or 10%, compared with the third quarter last year. Net interest income increased $167 million, or 7%, driven primarily by good loan and deposit volume growth and the addition of Aeroplan. Non-interest income increased $279 million, or 13%, largely driven by wealth asset growth, insurance business growth and the change in fair value of investments which is largely offset in claims, new chequing account growth, and the addition of Aeroplan. Margin on average earning assets was 2.98%, a 4 basis point (bps) increase, primarily due to the addition of Aeroplan.

The personal banking business generated good lending volume growth of $13 billion, or 5%. Compared with the third quarter last year, average real estate secured lending volume increased $7 billion, or 3%. Auto lending average volume increased $1 billion, or 8%, while all other personal lending average volumes increased $4 billion, or 14%, largely due to the addition of Aeroplan. Business loans and acceptances average volume increased $5 billion, or 11%. Average personal deposit volumes increased $4 billion, or 3%, due to strong growth in core chequing and savings accounts, partially offset by lower term deposit volume. Average business deposit volumes increased $4 billion, or 6%.

TD BANK GROUP • THIRD QUARTER 2014 • EARNINGS NEWS RELEASE	Page 10

Assets under administration increased $15 billion, or 6%, compared with the third quarter last year, mainly driven by market appreciation and growth in new client assets for the period, partially offset by the sale of the TD Waterhouse Institutional Services business. Assets under management increased $31 billion, or 16%, mainly driven by market appreciation and growth in new client assets.

PCL for the quarter was $228 million, an increase of $12 million, or 6%, compared with the third quarter last year. Personal banking PCL was $216 million, an increase of $5 million, or 2%, due to the addition of Aeroplan, partially offset by better credit performance and lower bankruptcies in other personal banking businesses. Business banking PCL was $12 million, an increase of $7 million, primarily driven by prior year recoveries. Annualized PCL as a percentage of credit volume was 0.27%, a decrease of 1 bps, compared with the third quarter last year. Net impaired loans were $838 million, a decrease of $42 million, or 5%, compared with the third quarter last year. Net impaired loans as a percentage of total loans were 0.25%, compared with 0.28% as at July 31, 2013.

Insurance claims and related expenses for the quarter were $771 million, a decrease of $369 million, or 32%, compared with the third quarter last year, primarily due to additional losses as a result of strengthened reserves in the same period a year ago for general insurance automobile claims and claims resulting from severe weather-related events, partially offset by higher current year claims driven by business growth and the change in fair value of investments backing claims, which is largely offset in non-interest income.

Reported non-interest expenses for the quarter were $2,076 million, an increase of $142 million, or 7%, compared with the third quarter last year. Adjusted non-interest expenses for the quarter were $2,018 million, an increase of $117 million, or 6%, compared with the third quarter last year. The increase was primarily driven by higher employee-related costs including higher revenue-based variable compensation in the wealth business, volume growth and the addition of Aeroplan, partially offset by initiatives to increase productivity.

The average full-time equivalent (FTE) staffing levels decreased by 175 compared with the third quarter last year driven by productivity gains. The reported efficiency ratio for the quarter improved to 42.1%, while the adjusted efficiency ratio improved to 40.9%, compared with 43.1% and 42.4%, respectively, in the third quarter last year.

Quarterly comparison – Q3 2014 vs. Q2 2014

Canadian Retail net income for the quarter on a reported basis increased $74 million, or 6%, compared with the prior quarter. Adjusted net income for the quarter increased $94 million, or 7%, compared with the prior quarter. The increase in adjusted earnings was primarily due to three extra calendar days in the third quarter and volume growth. The reported annualized return on common equity for the quarter was 43.4%, while the adjusted annualized return on common equity was 44.7%, compared with 43.0% and 43.7%, respectively, in the prior quarter.

Revenue for the quarter increased $256 million, or 5%, compared with the prior quarter. Net interest income increased $114 million, or 5%, primarily due to three extra calendar days in the third quarter. Non-interest income increased $142 million, or 6%, primarily due to three extra calendar days, higher insurance business growth and seasonal revenue, and higher fee-based revenue driven by wealth asset growth. Margin on average earning assets was 2.98%, a 1 bps increase compared with the prior quarter.

The personal banking business generated average lending volume growth of $3.2 billion, or 1%. Compared with the prior quarter, average real estate secured lending volume increased $2.1 billion, or 1%. Auto lending average volume increased $0.6 billion, or 4%, while all other personal lending average volumes increased $0.5 billion. Business loans and acceptances average volume increased $0.9 billion, or 2%. Average personal deposit volumes increased $1.0 billion, or 1%, due to growth in core chequing and savings accounts, partially offset by lower term deposit volume. Average business deposit volumes increased $1.7 billion, or 2%, compared with the prior quarter.

Assets under administration increased $7 billion, or 3%, compared with the prior quarter. Assets under management increased $9 billion, or 4%, compared with the prior quarter. These increases were mainly driven by market appreciation and growth in new client assets.

PCL for the quarter decreased $10 million, or 4%, compared with the prior quarter. Personal banking PCL increased $8 million, while business banking PCL decreased $18 million, primarily due to a provision against a single client in the prior quarter. Annualized PCL as a percentage of credit volume was 0.27%, a decrease of 3 bps, compared with the prior quarter. Net impaired loans decreased $55 million, or 6%, compared with the prior quarter. Net impaired loans as a percentage of total loans were 0.25%, compared with 0.27% in the prior quarter.

Insurance claims and related expenses for the quarter increased $112 million, or 17%, compared with the prior quarter, primarily due to an increase in claims driven by business growth, seasonality, and an increase in severe weather-related events.

Reported non-interest expenses for the quarter increased $57 million, or 3%, compared with the prior quarter. Adjusted non-interest expenses for the quarter increased $31 million, or 2%, compared with the prior quarter. The increase was primarily due to three extra calendar days in the third quarter.

The average FTE staffing levels increased by 258 compared with the prior quarter driven primarily by higher seasonal staffing. The reported efficiency ratio for the quarter improved to 42.1%, while the adjusted efficiency ratio improved to 40.9%, compared with 43.2% and 42.5%, respectively, in the prior quarter.

Year-to-date comparison – Q3 2014 vs. Q3 2013

Canadian Retail reported net income for the nine months ended July 31, 2014, was $3,930 million, an increase of $598 million, or 18%, compared with the same period last year. Adjusted net income was $4,132 million, an increase of $722 million, or 21%, compared with the same period last year. The increase in adjusted earnings was primarily due to loan and deposit volume growth, higher wealth assets under management, the addition of Aeroplan, favourable credit performance and additional losses as a result of strengthened reserves in the same period a year ago for general insurance automobile claims and claims resulting from severe weather-related events. The reported annualized return on common equity was 42.0%, while the adjusted annualized return on common equity was 44.1%, compared with 41.2% and 42.2%, respectively, in the same period last year.

Revenue was $14,241 million, an increase of $1,056 million, or 8%, compared with the same period last year. Net interest income increased $479 million, or 7%, driven primarily by good loan and deposit volume growth, and the addition of Aeroplan. Non-interest income increased $577 million, or 9%, largely driven by wealth asset growth, higher credit card and direct investing transaction volumes, the addition of Aeroplan, and higher insurance revenue and the change in fair value of investments which is largely offset in claims. Margin on average earning assets was 2.96%, a 4 bps increase primarily due to the addition of Aeroplan.

The personal banking business generated solid average lending volume growth of $12 billion, or 5%. Compared with the same period last year, average real estate secured lending volume increased $7.8 billion, or 4%. Auto lending average volume increased $0.9 billion, or 7%, while all other personal lending average volumes increased $3.3 billion, or 11%, largely due to the addition of Aeroplan. Business loans and acceptances average volume increased $5.3 billion, or 12%. Average personal deposit volumes increased $3.7 billion, or 3%, due to strong growth in core chequing and savings accounts, partially offset by lower term deposit volume. Average business deposit volumes increased $5.1 billion, or 7%.

Assets under administration increased $15 billion, or 6%, compared with the same period last year, mainly driven by market appreciation and growth in new client assets for the period, partially offset by the sale of the TD Waterhouse Institutional Services business. Assets under management increased $31 billion, or 16%, mainly driven by market appreciation and growth in new client assets for the period.

PCL was $696 million, a decrease of $9 million, or 1%, compared with the same period last year. Personal banking PCL was $643 million, a decrease of $16 million, or 2%, due primarily to better credit performance and lower bankruptcies, partially offset by the addition of Aeroplan. Business banking PCL was $53 million, an increase of $7 million, or 15%, compared with the same period last year. Annualized PCL as a percentage of credit volume was 0.29%, a decrease of 2 bps, compared with the same period last year.

TD BANK GROUP • THIRD QUARTER 2014 • EARNINGS NEWS RELEASE	Page 11

Insurance claims and related expenses were $2,113 million, a decrease of $232 million, or 10%, compared with the same period last year, primarily due to additional losses as a result of strengthened reserves in the same period a year ago for general insurance automobile claims and claims resulting from severe weather-related events, partially offset by higher current year claims driven by severe winter conditions, business growth, and the change in fair value of investments backing claims which is largely offset in non-interest income.

Reported non-interest expenses were $6,214 million, an increase of $492 million, or 9%, compared with the same period last year. Adjusted non-interest year-to-date expenses were $5,940 million, an increase of $324 million, or 6%, compared with the same period last year. The increase was driven by higher employee-related costs including higher revenue-based variable expenses in the wealth business, the addition of Aeroplan, investments in the business, and volume growth, partially offset by initiatives to increase productivity.

The average FTE staffing levels decreased by 275 compared with the same period last year, as increases in front line sales staff and the addition of Aeroplan, were more than offset by productivity gains. The reported efficiency ratio for the quarter worsened to 43.6%, while the adjusted efficiency ratio improved to 41.7%, compared with 43.4% and 42.6%, respectively, in the same period last year.

Business Outlook

During the third quarter, TD Canada Trust was recognized as an industry leader in customer service. We will continue to focus on our legendary customer service and convenience position across all channels and business lines. This will help drive volume growth and deepen customer relationships. We do not anticipate any major changes to the operating environment for the remainder of the year. We expect current levels of loan growth to largely hold while margins are expected to decline in the fourth quarter. Credit loss rates are expected to remain relatively stable. Insurance results will continue to depend upon, among other things, the frequency and severity of weather-related events, as well as a challenging environment due to regulatory reforms and legislative changes. We will continue to focus on increasing productivity, but expect an increase in quarterly expenses due to seasonality, timing of investment spend, and business growth.

TD BANK GROUP • THIRD QUARTER 2014 • EARNINGS NEWS RELEASE	Page 12

TABLE 8: U.S. RETAIL[1]
(millions of dollars, except as noted)				For the three months ended
	Canadian dollars				U.S. dollars
	July 31	April 30	July 31	July 31	April 30	July 31
	2014	2014	2013	2014	2014	2013
Net interest income	$1,500	$1,508	$1,375	$1,387	$1,365	$1,335
Non-interest income	545	576	655	504	521	635
Total revenue	2,045	2,084	2,030	1,891	1,886	1,970
Provision for credit losses – loans	118	175	218	110	157	213
Provision for (reversal of) credit losses – debt
securities classified as loans	2	2	(11)	2	2	(11)
Provision for (reversal of) credit losses – acquired
credit-impaired loans[2]	7	(5)	16	6	(4)	15
Provision for credit losses	127	172	223	118	155	217
Non-interest expenses	1,320	1,339	1,268	1,220	1,213	1,231
U.S. Retail Bank net income[3]	485	470	444	449	425	431
Equity in net income of an investment in associate,
net of income taxes	76	78	69	69	70	68
Net income	$561	$548	$513	$518	$495	$499

Selected volumes and ratios
Return on common equity	9.0%	9.1%	9.0%	9.0%	9.1%	9.0%
Margin on average earning assets (TEB)[4]	3.76	3.77	3.80	3.76	3.77	3.80
Efficiency ratio	64.5	64.3	62.5	64.5	64.3	62.5
Number of U.S. retail stores	1,306	1,297	1,312	1,306	1,297	1,312
Average number of full-time equivalent staff[5]	26,056	25,965	25,213	26,056	25,965	25,213

	For the nine months ended
	Canadian dollars		U.S. dollars
	July 31	July 31	July 31	July 31
	2014	2013	2014	2013
Net interest income	$4,485	$3,745	$4,133	$3,689
Non-interest income	1,713	1,613	1,579	1,588
Total revenue	6,198	5,358	5,712	5,277
Provision for credit losses – loans	529	551	488	542
Provision for (reversal of) credit losses – debt
securities classified as loans	6	(5)	6	(5)
Provision for credit losses – acquired
credit-impaired loans[2]	2	50	2	50
Provision for credit losses	537	596	496	587
Non-interest expenses – reported	3,971	3,424	3,658	3,374
Non-interest expenses – adjusted	3,971	3,327	3,658	3,276
U.S. Retail Bank net income – reported[3]	1,379	1,135	1,272	1,117
Adjustments for items of note[6]
Litigation and litigation-related charge/reserve	–	70	–	71
U.S. Retail Bank net income – adjusted[3]	1,379	1,205	1,272	1,188
Equity in net income of an investment in associate,
net of income taxes	222	169	204	168
Net income – adjusted	1,601	1,374	1,476	1,356
Net income – reported	$1,601	$1,304	$1,476	$1,285

Selected volumes and ratios
Return on common equity – reported	8.7%	8.0%	8.7%	8.0%
Return on common equity – adjusted	8.7	8.4	8.7	8.4
Margin on average earning assets (TEB)[4]	3.78	3.58	3.78	3.58
Efficiency ratio – reported	64.1	63.9	64.1	63.9
Efficiency ratio – adjusted	64.1	62.1	64.1	62.1
Number of U.S. retail stores	1,306	1,312	1,306	1,312
Average number of full-time equivalent staff[5]	26,044	25,254	26,044	25,254
1	Revenue and expenses related to Target are reported on a gross basis on the Interim Consolidated Statements of Income. Non-interest expenses include expenses related to the business, and amounts due to Target Corporation under the credit card program agreement.
2	Includes all Federal Deposit Insurance Corporation (FDIC) covered loans and other acquired credit-impaired loans.
3	Results exclude the impact related to the equity in net income of the investment in TD Ameritrade.
4	Margin on average earning assets excludes the impact related to the TD Ameritrade insured deposit accounts (IDA).
5	In the first quarter of 2014, the Bank conformed to a standardized definition of full-time equivalent staff across all segments. The definition includes, among other things, hours for overtime and contractors as part of its calculations. Results for periods prior to the first quarter of 2014 have not been restated.
6	For explanations of items of note, see the “Non-GAAP Financial Measures − Reconciliation of Adjusted to Reported Net Income” table in the “How We Performed” section of this document.

Quarterly comparison – Q3 2014 vs. Q3 2013

U.S. Retail reported and adjusted net income for the quarter was $561 million (US$518 million), which included net income of $485 million (US$449 million) from the U.S. Retail Bank and $76 million (US$69 million) from TD’s investment in TD Ameritrade. Canadian dollar earnings growth benefited from a strengthening of the U.S. dollar. The annualized return on common equity for the quarter was 9%, unchanged from the third quarter last year.

U.S. Retail Bank earnings of US$449 million were up 4% compared with the third quarter last year. Higher earnings were primarily due to strong organic growth and lower provisions for credit losses, partially offset by lower gains on sales of securities. The contribution from TD Ameritrade of US$69 million was up 1% compared with the third quarter last year, primarily driven by increased asset-based revenue, partially offset by higher operating expenses.

U.S. Retail revenue is derived from personal banking, business banking, investments, auto lending, credit cards, and wealth management. Revenue for the quarter was US$1,891 million, a decrease of US$79 million, or 4%, compared with the third quarter last year. Excluding the US$115 million decline in gains on sales of securities, revenue for the quarter increased US$35 million, or 2%, primarily due to increased volume growth and higher fee income. Net interest income benefited in both periods from higher accretion on acquired loans which partially offset margin compression. Average loan volumes increased US$8 billion, or 8%, compared with the third quarter last year, due to growth in business loans of 13% and growth in personal loans of 3%. Average deposit volumes increased US$10 billion, or 5%, compared with the third quarter last year driven by 6% growth in personal deposit volume, 7% growth in business deposit volume, and 3% growth in TD Ameritrade deposit volume. Margin on average earning assets was 3.76%, a 4 bps decrease compared with the third quarter last year primarily driven by lower loan margins due to heightened competition.

TD BANK GROUP • THIRD QUARTER 2014 • EARNINGS NEWS RELEASE	Page 13

PCL for the quarter was US$118 million, a decrease of US$99 million, or 46%, compared with the third quarter last year primarily due to improved credit quality. Personal banking PCL was US$126 million, a decrease of US$78 million, or 38%, compared with the third quarter last year primarily due to lower provisions for auto loans and home equity products. Business banking PCL was a recovery of US$10 million, a decrease of US$34 million, or 142%, compared with the third quarter last year reflecting lower net charge-offs and continued improvements in credit quality. Annualized PCL as a percentage of credit volume for loans excluding debt securities classified as loans was 0.41%, a decrease of 47 bps, compared with the third quarter last year. Net impaired loans, excluding acquired credit-impaired loans and debt securities classified as loans, were US$1.2 billion, a decrease of US$78 million, or 6%, compared with third quarter last year. Net impaired loans as a percentage of total loans were 1.1% as at July 31, 2014, relatively flat compared with July 31, 2013. Net impaired debt securities classified as loans were US$921 million, a decrease of US$112 million, or 11%, compared with the third quarter last year.

Non-interest expenses for the quarter were US$1,220 million, a decrease of US$11 million, or 1%, primarily due to permanent expense reductions, partially offset by higher personnel related costs to support business growth.

The average FTE staffing levels increased by 843 compared with the third quarter last year. The reported and adjusted efficiency ratio for the quarter increased to 64.5%, compared with 62.5% in the third quarter last year.

Quarterly comparison – Q3 2014 vs. Q2 2014

U.S. Retail reported and adjusted net income for the quarter increased $13 million (US$23 million) compared with the prior quarter, which included an increase in net income of $15 million (US$24 million) from the U.S. Retail Bank and a decrease of $2 million (US$1 million) from TD’s investment in TD Ameritrade. The annualized return on common equity for the quarter was 9%, compared with 9.1% in the prior quarter.

U.S. Retail Bank earnings increased US$24 million, or 6%, compared with the prior quarter. Higher earnings were primarily due to lower provisions for credit losses and higher net interest income, partially offset by lower non-interest income and increased non-interest expenses. The contribution from TD Ameritrade remained relatively flat compared with the prior quarter.

Revenue for the quarter increased US$5 million compared with the prior quarter primarily due to strong volume growth and seasonal increase in deposit fees, partially offset by lower security gains. Net interest income increased US$22 million, or 2%, compared with the prior quarter primarily due to increased volumes and number of days in the quarter, partially offset by lower net interest margins. Net interest income benefited in both periods from higher accretion on acquired loans which partially offset margin compression. Average loan volumes increased US$3 billion, or 2%, compared with the prior quarter, due to growth in business loans of 4% and growth in personal loans of 1%. Average deposit volumes remained relatively flat compared with the prior quarter. Margin on average earning assets was 3.76%, a 1 bps decrease compared with the prior quarter due primarily to lower loan origination margins.

PCL for the quarter decreased US$37 million, or 24%, compared with the prior quarter due primarily to improving credit quality in commercial, credit card and auto loans partially offset by higher provisions for home equity and small business loans. Personal banking PCL was US$126 million, a decrease of US$28 million, or 18%, from the prior quarter primarily due to lower provisions on credit cards and auto loans, partially offset by provisions on other retail products. Business banking PCL was a recovery of US$10 million, an improvement of US$9 million from the prior quarter primarily due to continued improvement in credit quality. Annualized adjusted PCL as a percentage of credit volume for loans excluding debt securities classified as loans was 0.41%, a decrease of 15 bps, compared with the prior quarter. Net impaired loans, excluding acquired credit-impaired loans and debt securities classified as loans, remained relatively flat compared with the prior quarter. Net impaired loans as a percentage of total loans were 1.1% as at July 31, 2014, relatively flat compared with April 30, 2014. Net impaired debt securities classified as loans decreased US$25 million, or 3%, compared with the prior quarter.

Non-interest expenses for the quarter increased US$7 million primarily due to higher personnel related costs mostly due to the increased number of days in the quarter.

The average FTE staffing levels increased by 91 compared with the prior quarter. The reported and adjusted efficiency ratio for the quarter increased to 64.5%, compared with 64.3% in the prior quarter.

Year-to-date comparison – Q3 2014 vs. Q3 2013

U.S. Retail reported net income for the nine months ended July 31, 2014 was $1,601 million (US$1,476 million), which included net income of $1,379 million (US$1,272 million) from the U.S. Retail Bank and $222 million (US$204 million) from TD’s investment in TD Ameritrade. Canadian dollar earnings growth benefited from a strengthening of the U.S. dollar. The reported and adjusted annualized return on common equity for the nine months ended July 31, 2014 was 8.7%, compared with 8.0% on a reported basis and 8.4% on an adjusted basis for the same period last year.

U.S. Retail Bank earnings of US$1,272 million were up 7% on an adjusted basis compared with the same period last year. Higher earnings were primarily due to strong organic growth, favourable credit performance, and the full impact of Target and Epoch, partially offset by lower gains on sales of securities. The contribution from TD Ameritrade of US$204 million was up 21% compared with the same period last year, primarily driven by increased transaction-based and asset-based revenue, partially offset by higher operating expenses.

Revenue was US$5,712 million, an increase of US$435 million, or 8%, compared with the same period last year primarily due to increased loan and deposit volumes and the full impact of Target and Epoch, partially offset by lower gains on sales of securities. Excluding Target, average loan volumes increased US$8 billion, or 9%, compared with the same period last year, with a 7% increase in personal loans and an 11% increase in business loans. Average deposit volumes increased US$14 billion, or 7%, compared with the same period last year driven by 7% growth in personal deposits, 9% growth in business deposits, and 7% growth in TD Ameritrade deposits. Margin on average earning assets was 3.78%, a 20 bps increase compared with the same period last year primarily due to the inclusion of Target, partially offset by lower net interest margins due to heighted competition and unfavourable asset mix.

PCL was US$496 million, a decrease of US$91 million, or 16%, compared with the same period last year primarily due to broad-based improvements in credit quality. Personal banking PCL was US$513 million, an increase of US$51 million, or 11%, compared with the same period last year primarily due to provisions for Target and increased provisions on other retail products. Business banking PCL was a recovery of US$25 million, a decrease of US$155 million, or 119%, compared with the same period last year reflecting continued improvements in credit quality. Annualized PCL as a percentage of credit volume for loans excluding debt securities classified as loans was 0.79%, comparable to the same period last year.

Non-interest expenses were US$3,658 million, an increase of US$284 million, or 8%, on a reported basis and an increase of US$382 million, or 12%, on an adjusted basis, compared with the same period last year primarily due to a full year impact of the Target and Epoch acquisitions. Excluding acquisitions, non-interest expenses increased 2% due to investments to support business growth offset primarily by productivity improvements.

The average FTE staffing levels increased by 790 compared with the same period last year. The reported and adjusted efficiency ratio increased to 64.1%, compared with 63.9% on a reported basis and 62.1% on an adjusted basis for the same period last year.

Business Outlook

Our expectation for modest earnings growth for the 2014 fiscal year remains consistent. For the remainder of the year, we expect continued modest economic growth and low short term interest rates. We expect competition for loans and deposits to remain intense, credit will remain benign and the regulatory environment will be challenging as the complexity of the regulatory framework continues to evolve and obligations imposed on banks to adapt and comply increase. Consistent with industry trends, net interest margin is expected to decline as core margin pressure continues and accretion benefits on acquired loans decline. Provision for credit losses is expected to begin to normalize as the high rate of recoveries we experienced this year is expected to slow and the loan portfolio continues to grow. We will continue to invest in growth and regulatory compliance but mitigating the rate of growth in expenses through productivity will remain a focus.

TD BANK GROUP • THIRD QUARTER 2014 • EARNINGS NEWS RELEASE	Page 14

TABLE 9: WHOLESALE BANKING
(millions of Canadian dollars, except as noted)	For the three months ended			For the nine months ended
	July 31	April 30	July 31	July 31	July 31
	2014	2014	2013	2014	2013
Net interest income (TEB)	$589	$533	$505	$1,673	$1,473
Non-interest income	91	145	59	403	334
Total revenue	680	678	564	2,076	1,807
Provision for (recovery of) credit losses	5	7	23	12	21
Non-interest expenses	392	405	351	1,208	1,119
Net income	$216	$207	$148	$653	$528

Selected volumes and ratios
Trading-related revenue	$325	$365	$285	$1,098	$930
Common Equity Tier 1 Capital risk-weighted assets [1,2]	57	56	46	57	46
(billions of dollars)
Return on common equity	18.4%	18.2%	14.3%	19.0%	16.8%
Efficiency ratio	57.6	59.7	62.2	58.2	61.9
Average number of full-time equivalent staff[3]	3,726	3,618	3,592	3,630	3,537
1	Prior to the first quarter of 2014, the amounts have not been adjusted to reflect the impact of the New IFRS Standards and Amendments.
2	Effective the third quarter of 2014, each capital ratio has its own RWA measure due to the OSFI prescribed scalar for inclusion of the Credit Valuation Adjustment (CVA). For the third quarter of 2014, the scalars for inclusion of CVA for CET1, Tier 1 and Total Capital RWA were 57%, 65% and 77% respectively.
3	In the first quarter of 2014, the Bank conformed to a standardized definition of full-time equivalent staff across all segments. The definition includes, among other things, hours for overtime and contractors as part of its calculations. Results for periods prior to the first quarter of 2014 have not been restated.

Quarterly comparison – Q3 2014 vs. Q3 2013

Wholesale Banking net income for the quarter was $216 million, an increase of $68 million, or 46%, compared with the third quarter last year. The increase in earnings was primarily due to higher revenue and lower PCL, partially offset by higher non-interest expenses. The annualized return on common equity for the quarter was 18.4%, compared with 14.3% in the third quarter last year.

Wholesale Banking revenue is derived primarily from capital markets services and corporate lending. The capital markets businesses generate revenue from advisory, underwriting, trading, facilitation, and trade execution services. Revenue for the quarter was $680 million, an increase of $116 million, or 21%, compared with the third quarter last year primarily due to broad-based performance across core businesses. The increase in revenue included higher trading-related revenue, equity and debt underwriting volumes, and M&A fees that benefited from improved client activity and robust capital markets in the quarter.

PCL for the quarter was $5 million, a decrease of $18 million compared with the third quarter last year, and consisted primarily of the accrual cost of credit protection. PCL in the prior year consisted primarily of a specific credit provision in the corporate lending and investment portfolio.

Non-interest expenses for the quarter were $392 million, an increase of $41 million, or 12%, compared with the third quarter last year mainly due to higher variable compensation commensurate with revenue, partially offset by lower operating expenses.

CET1 risk-weighted assets were $57 billion as at July 31, 2014, an increase of $11 billion, or 24%, compared with July 31, 2013. The increase was primarily due to the inclusion of the Credit Valuation Adjustment (CVA) capital charge.

Quarterly comparison – Q3 2014 vs. Q2 2014

Wholesale Banking net income for the quarter increased $9 million, or 4%, compared with the prior quarter. The increase was largely due to lower non-interest expenses. The annualized return on common equity for the quarter was 18.4%, compared with 18.2% in the prior quarter.

Revenue for the quarter was relatively flat compared with the prior quarter. Higher equity and debt underwriting fees on robust capital markets activity were largely offset by lower interest rate and credit trading-related revenue.

PCL for the quarter decreased $2 million compared with the prior quarter and consisted primarily of the accrual cost of credit protection.

Non-interest expenses for the quarter decreased $13 million, as the prior quarter included expenses related to the settlement of a commercial dispute.

CET1 risk-weighted assets were $57 billion as at July 31, 2014, an increase of $1 billion compared with April 30, 2014.

Year-to-date comparison – Q3 2014 vs. Q3 2013

Wholesale Banking net income for the nine months ended July 31, 2014, was $653 million, an increase of $125 million, or 24%, compared with the same period last year. The increase in earnings was primarily due to higher trading-related revenue and underwriting and M&A fees. The annualized return on common equity was 19.0%, compared with 16.8% in the same period last year.

Revenue was $2,076 million, an increase of $269 million, or 15%, compared with the same period last year. The increase in revenue was primarily related to higher fixed income and equity trading from improved capital markets activity and strong underwriting and M&A fees.

PCL was $12 million, a decrease of $9 million compared with the same period last year, and consisted primarily of the accrual cost of credit protection. PCL in the prior year consisted primarily of the accrual cost of credit protection and a specific credit provision in the corporate lending and investment portfolio.

Non-interest expenses were $1,208 million, an increase of $89 million, or 8%, compared with the same period last year. The increase was primarily due to higher variable compensation commensurate with revenue and the impact of foreign exchange translation.

Business Outlook

We are encouraged by the improvement in capital markets and the economy, but a combination of geopolitical risks, impact of regulatory reforms, and a sustained low interest rate environment will continue to affect our business. Our diversified, integrated business model will continue to deliver solid results and grow our franchise. We continue to stay focused on growing and deepening our client relationships, being a valued counterparty, managing our risks, and managing productivity for the remainder of 2014.

TD BANK GROUP • THIRD QUARTER 2014 • EARNINGS NEWS RELEASE	Page 15

TABLE 10: CORPORATE
(millions of Canadian dollars)	For the three months ended			For the nine months ended
	July 31	April 30	July 31	July 31	July 31
	2014	2014	2013	2014	2013
Net income (loss) – reported	$(70)	$(93)	$(48)	$(47)	$(140)
Adjustments for items of note[1]
Amortization of intangibles	60	63	59	184	173
Impact of Alberta flood on the loan portfolio	(19)	–	48	(19)	48
Fair value of derivatives hedging the reclassified available-for-sale
securities portfolio	(24)	–	(70)	(43)	(72)
Gain on sale of TD Waterhouse Institutional Services	–	–	–	(196)	–
Total adjustments for items of note	17	63	37	(74)	149
Net income (loss) – adjusted	$(53)	$(30)	$(11)	$(121)	$9

Decomposition of items included in net income (loss) – adjusted
Net corporate expenses	$(170)	$(159)	$(120)	$(494)	$(374)
Other	90	103	83	293	305
Non-controlling interests	27	26	26	80	78
Net income (loss) – adjusted	$(53)	$(30)	$(11)	$(121)	$9
1	For explanations of items of note, see the “Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income” table in the “How We Performed” section of this document.

Quarterly comparison – Q3 2014 vs. Q3 2013

Corporate segment’s reported net loss for the quarter was $70 million, compared with a reported net loss of $48 million in the third quarter last year. Adjusted net loss was $53 million, compared with an adjusted net loss of $11 million in the third quarter last year. Adjusted net loss increased primarily due to higher net corporate expenses, as a result of ongoing investment in enterprise projects and initiatives. Other items were slightly favourable as positive tax items were largely offset by lower income from treasury and other hedging activities and a decline in releases for incurred but not identified credit losses related to the Canadian loan portfolio.

Quarterly comparison – Q3 2014 vs. Q2 2014

Corporate segment’s reported net loss for the quarter was $70 million, compared with a reported net loss of $93 million in the prior quarter. Adjusted net loss was $53 million, compared with an adjusted net loss of $30 million in the prior quarter. The increase in adjusted net loss was due to higher net corporate expenses and lower contribution from Other items. The unfavourable impact of Other items was due to the gain on sale of TD Ameritrade shares recognized in the second quarter ($46 million after tax) and lower income from treasury and balance sheet management activities, partially offset by positive tax items.

Year-to-date comparison – Q3 2014 vs. Q3 2013

Corporate segment’s reported net loss for the nine months ended July 31, 2014, was $47 million, compared with a reported net loss of $140 million in the same period last year. Adjusted net loss for the nine months ended July 31, 2014, was $121 million, compared with adjusted net income of $9 million in the same period last year. The decline in adjusted net income was due to higher net corporate expenses and lower contributions from Other items. Net corporate expenses increased as a result of higher enterprise projects and initiatives. The unfavourable impact of Other items was due to lower gains from treasury and other hedging activities and a decline in releases for incurred but not identified credit losses related to the Canadian loan portfolio, largely offset by the gains on sales of TD Ameritrade shares this year ($85 million after tax) and positive tax items.

Business Outlook

We expect Corporate segment losses to increase in the fourth quarter of this year as compared to the current quarter due to higher expenses and a reduced level of favourable tax items.

TD BANK GROUP • THIRD QUARTER 2014 • EARNINGS NEWS RELEASE	Page 16

SHAREHOLDER AND INVESTOR INFORMATION

Shareholder Services

If you:	And your inquiry relates to:	Please contact:
Are a registered shareholder (your name appears on your TD share certificate)	Missing dividends, lost share certificates, estate questions, address changes to the share register, dividend bank account changes, the dividend reinvestment plan, eliminating duplicate mailings of shareholder materials or stopping (and resuming) receiving annual and quarterly reports

Transfer Agent:

CST Trust Company
P.O. Box 700, Station B

Montréal, Québec H3B 3K3

1-800-387-0825 (Canada and U.S. only)

or 416-682-3860

Facsimile: 1-888-249-6189

inquiries@canstockta.com or www.canstockta.com

Hold your TD shares through the Direct Registration System in the United States	Missing dividends, lost share certificates, estate questions, address changes to the share register, eliminating duplicate mailings of shareholder materials or stopping (and resuming) receiving annual and quarterly reports

Co-Transfer Agent and Registrar

Computershare
P.O. Box 30170

College Station, TX 77842-3170

or

Computershare

211 Quality Circle, Suite 210

College Station, TX 77845

1-866-233-4836

TDD for hearing impaired: 1-800-231-5469

Shareholders outside of U.S.: 201-680-6578

TDD shareholders outside of U.S: 201-680-6610
www.computershare.com

Beneficially own TD shares that are held in the name of an intermediary, such as a bank, a trust company, a securities broker or other nominee	Your TD shares, including questions regarding the dividend reinvestment plan and mailings of shareholder materials	Your intermediary

For all other shareholder inquiries, please contact TD Shareholder Relations at 416-944-6367 or 1-866-756-8936 or email tdshinfo@td.com.
Please note that by leaving us an e-mail or voicemail message, you are providing your consent for us to forward your inquiry to the appropriate party for response.

General Information

Contact Corporate & Public Affairs: 416-982-8578

Products and services: Contact TD Canada Trust, 24 hours a day, seven days a week: 1-866-567-8888

French: 1-866-233-2323

Cantonese/Mandarin: 1-800-328-3698

Telephone device for the hearing impaired (TTY): 1-800-361-1180

Internet website: http://www.td.com

Internet e-mail: customer.service@td.com

Access to Quarterly Results Materials

Interested investors, the media and others may view this third quarter earnings news release, results slides, supplementary financial information, and the Report to Shareholders on the TD website at www.td.com/investor/.

Quarterly Earnings Conference Call

TD Bank Group will host an earnings conference call in Toronto, Ontario on August 28, 2014. The call will be webcast live through TD's website at

3 p.m. ET. The call and webcast will feature presentations by TD executives on the Bank's financial results for the third quarter, discussions of related disclosures, and will be followed by a question-and-answer period with analysts. The presentation material referenced during the call will be available on the TD website at www.td.com/investor/qr_2014.jsp on August 28, 2014, by approximately 12 p.m. ET. A listen-only telephone line is available at 416-260-0113 or 1-800-524-8950 (toll free).

The webcast and presentations will be archived at www.td.com/investor/qr_2014.jsp. Replay of the teleconference will be available from 6 p.m. ET on August 28, 2014, until September 29, 2014, by calling 647-436-0148 or 1-888-203-1112 (toll free). The passcode is 9633525.

TD BANK GROUP • THIRD QUARTER 2014 • EARNINGS NEWS RELEASE	Page 17

Annual Meeting

Thursday, March 26, 2015

Metro Toronto Convention Centre

Toronto, Ontario

About TD Bank Group

The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Group ("TD" or the "Bank"). TD is the sixth largest bank in North America by branches and serves over 22 million customers in three key businesses operating in a number of locations in financial centres around the globe: Canadian Retail, including TD Canada Trust, TD Auto Finance Canada, TD Wealth (Canada), TD Direct Investing, and TD Insurance; U.S. Retail, including TD Bank, America's Most Convenient Bank, TD Auto Finance U.S., TD Wealth (U.S.) and an investment in TD Ameritrade; and Wholesale Banking, including TD Securities. TD also ranks among the world's leading online financial services firms, with approximately 8.8 million active online and mobile customers. TD had CDN$922 billion in assets on July 31, 2014. The Toronto-Dominion Bank trades under the symbol "TD" on the Toronto and New York Stock Exchanges.

For further information contact:

Rudy Sankovic, Senior Vice President, Investor Relations, 416-308-7857

Crystal Jongeward, Manager, Media Relations, 416-308-1746